1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com matthew j. carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

December 7, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher R. Bellacicco

Re:           T Series Middle Market Loan Fund LLC

Registration Statement on Form 10

File Number: 000-56357

Ladies and Gentlemen:

On behalf of T Series Middle Market Loan Fund LLC (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated November 17, 2021 relating to the Company’s registration statement on Form 10 that was filed with the SEC on October 19, 2021 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Page 1 - Explanatory Note

1.	Comment: The fourth paragraph describes certain provisions of the Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy rules in Section 14 of the Exchange Act and that the Company, directors, officers, and principal shareholders will be subject to the reporting requirements of Sections 13 and 16 of the Exchange Act.

Response:       The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

December 7, 2021 Page 2

2.	Comment: Please add a section with bullet points and in bold font that highlights the risks of investing in the Company, such as the following:

Investing in our Units may be considered speculative and involves a high degree of risk, including the following:

•	An investment in our Units is not suitable for you if you might need access to the money you invest in the foreseeable future.

•	You should not expect to be able to sell your Units regardless of how we perform.

•	If you are unable to sell your Units, you will be unable to reduce your exposure on any market downturn.

•	Our Units are not currently listed on an exchange and, given that we have no current intention of pursuing any such listing, it is unlikely that a secondary trading market will develop for our Units.

•	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

•	We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

•	Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

•	The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately-held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.

•	The Company has elected to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

December 7, 2021 Page 3

Response:       The Company has revised the disclosure to include disclosure regarding the risks described in the comment. See pages 1-2 of the Amended Registration Statement.

Page 2 – Forward-Looking Statements

3.	Comment: In listing the factors that may cause actual results to differ materially from the Company’s forward-looking statements, please consider including a statement regarding the discontinuation of LIBOR and transition to new reference rates.

Response:       The Company respectfully submits that the risks associated with the discontinuation of LIBOR are appropriately described under the heading “Item 1A. Risk Factors – Risk Relating to Our Business and Structure – Changes in LIBOR, or its discontinuation, may adversely affect our business and results of operations” in the Registration Statement. The Company notes that, unlike companies that may hold legacy instruments that fail to contemplate the discontinuation of LIBOR and face material risks associated with such instruments, the Company is recently formed and expects to invest in instruments that contain provisions intended to address the discontinuation of LIBOR and transition to new reference rates. Accordingly, the Company respectfully submits that highlighting the risks associated with the discontinuation of LIBOR under forward-looking statements would give undue prominence to that risk factor.

Page 4 – Item 1. Business

4.	Comment: The second full paragraph on this page notes that the Company expects to conduct private offerings of its Common Units to investors. Please add disclosure to this paragraph specifying the exemption(s) upon which the Company expects to rely for these private offerings.

Response:       The Company has revised the disclosure accordingly. See pages 4-5 of the Amended Registration Statement.

5.	Comment: The second full paragraph on this page also discusses Capital

Commitments required of investors.

a.	Please add disclosure explaining what happens to investors who fail to honor their obligations.

December 7, 2021 Page 4

Response:       The Company has revised the disclosure accordingly. See pages 4-5 of the Amended Registration Statement.

b.	Please supplementally explain to the staff the procedures for implementing any consequences for failure to meet such obligations.

Response:       The Company respectfully submits that upon the occurrence of a default in any payment obligation to the Company, the Company would exercise discretion to determine, consistent with Section 6.2 of the LLC Agreement, which remedy or remedies, if any, to pursue against the defaulting investor and that any remedies to be pursued would be implemented in accordance with the provisions of the LLC Agreement, including by notifying the investor of the remedies implemented and updating the books and records of the Company to reflect such remedies.

Page 6 – Investment Strategy

6.	Comment: The second paragraph on this page states that the Company will avoid investing in portfolio companies in the tobacco and controversial weapons sectors and discusses how the Company defines such types of “Restricted Investments.” Please briefly disclose what due diligence the Company performs to ensure that the portfolio companies in which it invests are not Restricted Investments.

Response:       The Company respectfully submits that the investment process utilized by the Adviser with respect to the Company’s investments is described in “Item 1. Business—Investment Process,” which describes the due diligence undertaken by the Adviser. The Company has updated page 7 of the Amended Registration Statement to include a cross-reference to the description of the investment process in response to the Staff’s comment.

Page 7 – Investment Criteria

7.	Comment: The first paragraph of this page discusses types of Company investments and notes that “[t]he investment guidelines are provided in the above table.” Please clarify the “above table” to which this is referring.

Response:       The Company has deleted this sentence from the Amended Registration Statement.

December 7, 2021 Page 5

Page 12 – Portfolio Monitoring and Risk Management

8.	Comment: The final paragraph of this page discusses how the Adviser rates investments, and states that “[f]or investments rated 3 or 4, our Adviser enhances its level of scrutiny over the monitoring of such portfolio company.” Please disclose what enhancing the Adviser’s level of scrutiny entails.

Response:       The Company has revised the disclosure accordingly. See page 13 of the Amended Registration Statement.

Page 15 – Summary of Risk Factors

9.	Comment: Please consider supplementing this disclosure to reference liquidity and valuation risks associated with the Company’s investments. The staff notes that disclosure included on page 64 states that the illiquid nature of the Company’s investments may present a “material risk” to investors.

Response:       The Company has revised the disclosure accordingly. See page 16 of the Amended Registration Statement.

Page 16 – Investment Advisory Agreement

10.	Comment: Please add to this section a fee table that conforms to the requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Response:       The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. The Company believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading to a Company that is not undertaking a public securities offering and remains at an early stage of development. The Company respectfully submits that the disclosure requirements of Item 3 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with an offering of securities by a registrant; the Registration Statement is not a prospectus, and any information included in the Registration Statements and tending to suggest such an offering of securities could be construed as a general solicitation that would impede or void the Company’s ongoing private placement of Common Units. The Company further submits that the fees and expenses to be borne by unitholders through the investment advisory agreement and other contractual arrangements are fully described in several places throughout the Amended Registration Statement and would not, in any case, include disclosure related to sales load or offering expenses as required by Item 3 of Form N-2, which are not applicable to the Company at this time.

December 7, 2021 Page 6

11.	Comment: Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $ ___ $ ___.” Such disclosure will be helpful to investors.

Response:       The Company respectfully submits that it is not aware of any affirmative requirement to include an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2 in the Registration Statement. In addition to the reasons described above in response to comment 10, the Company respectfully submits that it would not be appropriate to include the requested example in the Registration Statement given that many of the figures in the table would be estimates or not applicable.

Page 47 – We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

12.	Comment: The first full paragraph on this page refers to original issue discount and payable-in-kind (“PIK”) interest. Please disclose in an appropriate location that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company’s income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a.	the higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

b.	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c.	market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash-pay securities; and

d.	the deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.

December 7, 2021 Page 7

Response:       The Company respectfully submits that, because original issue discount (“OID”) and payment-in-kind (“PIK”) investments are not expected to comprise a material percentage of the Fund’s investments, enhanced risk disclosure regarding OID and PIK would be potentially confusing to investors as it would overstate the significance of such risk. As noted in the responses below, the Company respectfully submits that the items noted in the Staff’s comment above are either already addressed elsewhere in the disclosure or should not be added for the reasons noted below.

With respect to (a), the Company respectfully submits that it would be inaccurate to state that PIK securities necessarily have increased credit risk or that PIK securities represent a significantly higher credit risk than coupon loans. However, the Company will revise Amendment No. 1 to include disclosure in the risk factor entitled “Our prospective portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interests rates may make it more difficult for portfolio companies to make periodic payments on their loans” that “investments with a deferred interest feature, such as original issue discount income and payment-in-kind interest, could represent a higher credit risk than investments that must pay interest in full in cash on a regular basis.”

Although it may be true that certain PIK instruments have higher interest rates than corresponding coupon loans, the Company respectfully submits such statement would only be true on a case-by-case basis and that, therefore, it would be inaccurate to include the disclosure requested in subsection (a) above.

The Company respectfully submits that it would be inappropriate to single out PIK income securities as having unreliable valuations. The Company respectfully submits that the risk factor entitled “The majority of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there may be uncertainty as to the value of our portfolio investments” describes the inherent uncertainty and potential fluctuations in the valuation of the majority of the Company’s investments. Although, as stated in subsection (b) above, PIK securities may have more uncertain valuations because of the deferral of interest payments to lenders inherent in their structures, the Company believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with PIK income than for debt securities without PIK income.

December 7, 2021 Page 8

The Company respectfully submits that it believes that volatility in the fair value of non-traded debt investments in middle market companies, such as those in which the Company will invest, is driven primarily by the financial results and outlook of the portfolio company rather than the structure of the interest payments. Although, as stated in subsection (c) above, zero-coupon and PIK securities may have higher volatility, the Company believes this feature is not true to any greater extent when investing in non-traded debt of middle market companies than for debt securities with interest payments based on a floating interest rate index and without OID or PIK interest. Accordingly, the Company respectfully submits that it would be inappropriate to single out zero-coupon instruments and PIK securities as having higher volatility. The Company respectfully submits that the risk factor entitled “The majority of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there may be uncertainty as to the value of our portfolio investments” describes the fluctuations over short periods of time of the determination of the fair value of the Company’s investments.

With respect to subsection (d) above, whether or not the deferral of PIK interest will reduce the loan-to-value ratio of a security will depend on other factors, which primarily include the performance of the portfolio company. Accordingly, the Company respectfully submits that it would be inaccurate to state that the deferral of PIK interest necessarily increases the loan-to-value ratio.

Page 53 – New or modified laws or regulations governing our operations may adversely affect our business.

13.	Comment: If applicable, please disclose here, or as a separate risk factor, any risks to the Company relating to compliance with the European Union Directive on Alternative Investment Fund Managers (AIFMD).

Response:       The Company respectfully submits that it does not intend to target investors in the European Union for investment in the Company and that the European Union Directive on Alternative Investment Fund Managers (AIFMD) does not represent a material risk to the Company at this time.

Page 63 – Covenant-Lite loans may expose us to different risks, including with respect to liquidity, price volatility, ability to restructure loans, credit risks and less protective loan documentation, than is the case with loans that contain financial maintenance covenants.

December 7, 2021 Page 9

14.	Comment: The second sentence of this section states that “[a] significant portion of the high-yield loans in which we may invest or get exposure to through our investments may be deemed covenant-lite loans.” However, disclosure on pages seven and nine note that a “key theme” and “distinctive approach” to the Company’s strategy will focus on, among other things, financial covenant protection. Please disclose earlier in the registration statement when discussing the Company’s investment strategy that a “significant portion” of the loans in which the Company invests or to which it is exposed may be covenant-lite loans.

Response:       The Company has deleted the risk factor regarding covenant-lite loans because covenant-lite loans are not expected to be a significant portion of the Company’s investment portfolio. If covenant-lite loans become a significant portion of the Company’s investment portfolio in the future, the Company will revise its disclosure accordingly.

Exhibit 3.4 – First Amended and Restated Limited Liability Company Agreement

15.	Comment: The final sentence of Article 12, Section 12.6(e) states:

UNLESS THE COMPANY OTHERWISE AGREES IN WRITING, THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT.

Please disclose in an appropriate location in the registration statement that Members waive the right to a jury trial.

Response:       The Company has revised the disclosure accordingly. See page 109 of the Amended Registration Statement.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3395 (or by email at matthew.carter@dechert.com), Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or William J. Bielefeld at 202.261.3386 (or by email at william.bielefeld@dechert.com).

December 7, 2021 Page 10

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:            Jeffrey S. Levin, T Series Middle Market Loan Fund LLC

Orit Mizrachi, T Series Middle Market Loan Fund LLC

Venu Rathi, T Series Middle Market Loan Fund LLC

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP

Jonathan Gaines, Dechert LLP